Exhibit 99.23

March 27, 2020

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorite des Marches Financiers

Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Registrar of Securities, Government of the Northwest Territories

Office of the Superintendent of Securities, Government of Nunavut

Dear Sirs / Mesdames

Re:     Orla Mining Ltd. (the "Company")

            Notice Pursuant to NI 51 – 102 of Change of Auditor

In accordance with National Instrument 51-102, we have read the Company’s Change of Auditor Notice dated March 25, 2020 and agree with the information contained therein, based upon our knowledge of the information at this date.

Should you require clarification or further information, please do not hesitate to contact the writer.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: Toronto Stock Exchange